EXHIBIT 4.1

2005 STOCK AWARD PLAN

FOREIGN

Board of Directors’ meeting of 31 August 2005

RULES

Definitions:

As used herein, the following terms and expressions shall have the meaning set forth below. These definitions can be used either in the singular or in the plural, depending on the context:

“2005 Award Plan or Plan”:	This plan.
“Beneficiary(ies)”:	The Employees and Corporate Officers to whom the Board of Directors has granted Stock Award Rights under this 2005 Award Plan.
“Board of Directors”:	The Board of Directors of the Company.
"Company" or "SCOR":

SCOR, a French corporation (“société anonyme”) with capital stock of € 763,096,713, whose registered office is located at 1 avenue du Général de Gaulle – 92800 Puteaux, France, and which is registered in the Trade and Companies Register of Nanterre under no. 562 033 357.

"Corporate Officer(s)":

Each person(s) who is a corporate officer within the meaning of article L 225-197-1-II of the French Commercial Code or any provision substituted for or equivalent to same under a foreign law, of one of SCOR Subsidiaries.

“ Employee”:

Any employee of the Group having a long-term employment contract (“contrat à durée indéterminée”) within the meaning of French law or any equivalent contract under the relevant foreign law, with one of SCOR's Subsidiaries.

“Grant Date”:	Date on which the Board of Directors granted the Stock Award Rights to the Beneficiaries, i.e. 31 August 2005, from which the Vesting Period starts to run.
"Grant Letter":	Letter delivered personally or sent to each of the Beneficiaries, notifying them the Stock Award Rights, as provided in article 1.
"Group":	The company SCOR and all of its Subsidiaries
“Retirement”:

For the Beneficiaries employed by a US Subsidiary, the retirement as defined in the Subsidiary’s policy, and for the other Beneficiaries, the retirement with the meaning of the law applicable to the Beneficiary’s employment contract

“Retirement Date”:	The date when the Beneficiary ceases to be an Employee or a Corporate Officer of the Group due to his/her Retirement

"Share(s)":	All ordinary shares held by the Company or repurchased by the latter under a stock buy-back program implemented in compliance with the legal and regulatory provisions in force.
“Share Transfer Date”:

The date on which the Beneficiaries that have met the conditions set forth in article 4 of the 2005 Award Plan become owner of the Shares, set at the day after the end date of the Vesting Period, i.e. 1st September 2007.

“Stock Award Right”:

Right for the Beneficiaries to be the owner of a given number of Shares at the end of the Vesting Period in accordance with the conditions defined in the 2005 Award Plan including but not limited to the conditions set forth in article 4 of the Plan.

“Subsidiaries”:

All the foreign subsidiaries of the Company within the meaning of article L 225-197-2 of the French Commercial Code or any provision substituted for same, whose registered offices are located in a country other than France.

“Vesting Period”:

2-year period set by the Board of Directors starting on the Grant Date (i.e. 31 August 2005) and expiring at 11:59 p.m., 31 August 2007, at the end of which the Shares are transferred to the Beneficiaries, provided that the Beneficiaries meet the conditions set forth in article 4 of the 2005 Award Plan.

Recitals

The Compensation and Nominations Committee of the Group has decided to implement this 2005 Award Plan abroad, for the benefit of certain officers and senior managers of the Group, to encourage them to persist with their efforts and allow them to share in the success of the SCOR Group.

In its 19th resolution, the Company’s Extraordinary Shareholders’ Meeting, which was held on 31 May 2005, authorized the Board of Directors to grant Shares of the Company for no consideration, in the context of one or several transactions, to the Employees and Corporate Officers of SCOR and its Subsidiaries for a period of eighteen (18) months as from the date of said shareholders’ meeting.

By virtue of this authorization, based on the proposal of the Compensation and Nominations Committee, the Board of Directors’ Meeting of 31 August 2005 has established this 2005 Award Plan and granted Shares in application thereof.

The stock awards decided by the Board of Directors’ Meeting of 31 August 2005 shall be governed by the provisions of articles L 225-197-1 et seq. of the French Commercial Code and the provisions of this 2005 Award Plan.

Each stock award is subject to obtaining all locally required regulatory relief from and/or having completed all required formalities with all applicable government authorities. No shares will be transferred under this 2005 Award Plan prior to the grant of such regulatory relief and/or the completion of such required formalities.

This 2005 Award Plan may be amended if new French laws or regulations are adopted which affect the features of this 2005 Award Plan as presented below. This 2005 Award Plan also may be modified to comply with the applicable legal requirements of jurisdictions other than France.

Mandatory legal and regulatory provisions of jurisdictions other than France shall prevail in those jurisdictions.

1.	STOCK AWARD RIGHTS

1.1

Each Beneficiary designated by the Board of Directors’ Meeting of 31 August 2005 shall receive a Grant Letter notifying him/her of his/her Stock Award Rights, i.e. the number of Shares the ownership of which will be transferred to him/her on the Share Transfer Date, provided the conditions determined by the Board of Directors and specified in article 4 of this 2005 Award Plan are satisfied.

1.2

The Beneficiary must notify the Company of his/her acceptance of the Stock Award Rights and of all the conditions of the 2005 Award Plan in writing, by returning a copy of the Grant Letter duly signed within one month following the date of receipt by the Beneficiary of the Grant Letter. Should the Beneficiary fail to notify the Company of his/her acceptance as indicated above, he/she shall be deemed to have refused his/her Stock Award Rights and the Stock Award Rights shall lapse at the end of said one-month period.

The lapse of the Stock Award Rights shall not under any circumstances entitle the Beneficiary to any compensation.

The one-month period referred to above may be reduced, if necessary, to take into account any locally applicable constraints. In this case, the period within which the Beneficiary is required to return the copy of his/her Grant Letter, duly initialed and signed, shall be expressly indicated in said letter.

1.3

Eligibility for the 2005 Award Plan shall not guarantee eligibility for any other subsequently established plan. Being eligible for or benefiting from the 2005 Award Plan may not be in any way construed as constituting an employment contract or as the creation of any obligation whatsoever for any company of the Group to hire any person on any account whatsoever.

2.	NON-TRANSFERABILITY OF THE STOCK AWARD RIGHTS

2.1

The Stock Award Rights shall be strictly personal to each Beneficiary and shall be non-transferable and non-assignable until the end of the Vesting Period, except in the event of the death of the Beneficiary, in which case the Stock Award Rights shall be transferred to the assigns of the Beneficiary and this 2005 Award Plan shall automatically become binding on said assigns, in accordance with the conditions set out in article 3.2 below.

2.2

The Stock Award Rights may not be pledged, mortgaged or subjected to any charge whatsoever and shall not be the subject matter of any agreement of any kind whatsoever entered into by their Beneficiary.

2.3

Any instrument executed in violation of the provisions of 2.1 and 2.2 above shall not be binding on the Company and shall entail the lapse of the Stock Award Rights concerned by the violation. The Beneficiary shall not be entitled to claim any compensation or indemnification of any kind whatsoever on the basis of said lapse.

3.	SHARE TRANSFER

3.1

Provided the Beneficiaries meet all the conditions set out in article 4 below, the Shares shall be transferred to the Beneficiaries on the Share Transfer Date (1st September 2007), i.e. the day after the end-date of the two-year Vesting Period.

3.2

By derogation, in the event of the death of the Beneficiary, the heirs and assigns of the latter may claim the Shares of the deceased Beneficiary within six months following the date of death. Thereafter, the Stock Award Rights shall lapse and become null and void.

4.	CONDITIONS FOR THE TRANSFER OF SHARE OWNERSHIP- LAPSE OF THE STOCK AWARD RIGHTS

4.1	Conditions for the Transfer of Share Ownership
4.1.1

Save as provided in articles 3.2. and 4.1.2., the ownership of the Shares will be transferred to the Beneficiary on the Share Transfer Date (i.e. the day after the end date of the two-year Vesting Period), only if:

(i)	The Beneficiary has continuously remained an Employee or a Corporate Officer of the Group, until 11:59 p.m. local time, 15 August 2007, and;

(ii)

At 11:59 p.m. local time, 15 August 2007, the Beneficiary has not been on inactive status (that is, on leave of any kind) for more than six continuous months as of such time, being specified that this condition will not apply if the inactive status is deemed to be an active status pursuant to the applicable law or the applicable trade union/collective bargaining unit agreement.

4.1.2

In the event of the Beneficiary’s Retirement during the Vesting Period, the ownership of the Shares will be transferred to the Beneficiary on the Share Transfer Date (i.e. the day after the end date of the two-year Vesting Period), only if the said Beneficiary has continuously remained an Employee or a Corporate Officer of the Group, between the Grant Date and 11:59 p.m. local time, 28 February 2006.

4.2	Lapse of the Stock Award Rights

The Stock Award Rights shall lapse and become null and void on the earlier of the following dates:

(i)

The day where the Beneficiary ceases to be an Employee or a Corporate Officer for any reason other than death or Retirement of the Beneficiary, if the Beneficiary ceases to be an Employee or a Corporate Officer on or before 11:59 p.m. local time, 15 August 2007;

(ii)	The Retirement Date of the Beneficiary, in the event of the Beneficiary’s Retirement, if the Retirement occurs between the Grant Date and 11:59 p.m. local time, 28 February 2006;

(iii)	The day of the end of the Vesting Period, i.e. at 23:59 p.m., 31 August 2007, if the Beneficiary does not meet one of the conditions set out in article 4.1;

(iv)	In the event of the death of the Beneficiary, the day following the expiry of the six-month period starting on the date of death;

(v)	The day following the expiry of the one-month period set out in article 1.2., if the Beneficiary fails to return to the Company a copy of the Grant Letter as provided in article 1.2.

The lapse of the Stock Award Rights shall not, in any event, entitle the Beneficiary or his/her heirs and assigns to any compensation.

5.	FORM OF THE SHARES - RIGHTS AND OBLIGATIONS ATTACHED TO THE SHARES

The ownership of the Shares shall be transferred to the Beneficiary on the Share Transfer Date (i.e. on 1st September 2007) to a share account opened in the name of the Beneficiary (or his/her heirs), in accordance with the terms and conditions provided by applicable French legal and regulatory provisions.

The Shares transferred to the Beneficiaries on the Share Transfer Date shall entitle their holders to dividends as from the date on which the Shares are registered in the share account in the name of the Beneficiary.

The Shares transferred to the Beneficiaries shall entitle their holder to the same rights as the other ordinary shares of the Company. In particular, the Beneficiaries shall be entitled to take part and vote in shareholders’ meetings, to receive information and be paid dividends.

The Shares transferred to the Beneficiaries shall be subject to all provisions of the articles of incorporation and all the decisions taken during shareholders’ meetings shall be binding on the Beneficiaries.

The Shares shall be freely transferable, subject to applicable mandatory French legal provisions and to all the decisions taken during shareholders’ meetings limiting the transferability of the Shares.

In particular, each Beneficiary undertakes, in compliance with French law, not to transfer the Shares he/she has been granted during the period beginning ten trading days prior to, and ending ten trading days after, the date on which the Group's consolidated accounts, or failing this, the annual accounts, are published.

6.	CHANGES TO THE PLAN RULES

The Company’s Board of Directors may modify the provisions of the 2005 Award Plan, with the exception of those modifications requiring a decision of the Extraordinary Shareholders’ Meeting.

However, these modifications shall not affect the terms and conditions applicable to Shares granted prior to the date of modification, unless the Board expressly wishes to modify the provisions in favor of all the Beneficiaries of this Plan.

7.	TAXATION

The Beneficiary shall bear the taxes and social security charges payable by him/her in application of the tax, legal and regulatory provisions of the jurisdiction to which he/she is subject.

8.	NOTICE

All notices under this 2005 Award Plan shall be in writing. Notices for the attention of the Company should be sent to the Company’s registered office (or any other address stipulated by the Company) and those for the attention of the Beneficiary should be hand delivered to the latter at his/her place of work or sent to the address provided by the Beneficiary to the Company in writing for this purpose. In the absence of such address being provided by the beneficiary, notices shall be sent to the last known address of the Beneficiary.

9.	GOVERNING LAW - JURISDICTION - PREVAILING VERSION

The validity, interpretation and execution of this 2005 Award Plan and the Grant Letter shall be governed by French law.

Any dispute in relation to this Plan and/or the Grant Letter or which may arise as a result thereof, shall be submitted to the exclusive jurisdiction of the French courts, subject to any foreign mandatory rules that may apply.

10.	TERM

This 2005 Award Plan shall remain in force for the period required to perform the reciprocal obligations provided for herein.